

02012234

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 22 January, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____   Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____   No ___

 GlaxoSmithKline

GlaxoSmithKline plc
Berkeley Avenue
Greenford
Middlesex
UB6 0NN

Tel. +44 (0)20 8966 8000
Fax. +44 (0)20 8966 8330
www.gsk.com
DX 124740 Greenford 2

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

18 January 2002   The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 21 January 2002, that as a result of movement in the fund on the 18 January 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,662,649 to 18,857,362 at an average price of $48.6100.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

22 January 2002

GlaxoSmithKline plc
Registered in England & Wales
No. 3888792
Registered office
Glaxo Wellcome House
Berkeley Avenue, Greenford
Middlesex. UB6 0NN

gsk.0005



GlaxoSmithKline plc
Berkeley Avenue
Greenford
Middlesex
UB6 0NN

Tel. +44 (0)20 8966 8000
Fax. +44 (0)20 8966 8330
www.gsk.com
DX 124740 Greenford 2

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

18 January 2002   The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 21 January 2002, that 22,537 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

The Trust is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

22 January 2002

GlaxoSmithKline plc
Registered in England & Wales
No. 3888792
Registered office
Glaxo Wellcome House
Berkeley Avenue, Greenford
Middlesex. UB6 0NN



GlaxoSmithKline plc
Berkeley Avenue
Greenford
Middlesex
UB6 0NN

Tel. +44 (0)20 8966 8000
Fax. +44 (0)20 8966 8330
www.gsk.com
DX 124740 Greenford 2

Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier | The Administrators of the GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc on 21 January 2002 that Dr Garnier had increased his interest by 52 Ordinary Share ADRs at a price of $48.6100 per share on the 18 January 2002. Dr Garnier was also notified of this change on 21 January 2002.

S M Bicknell

Company Secretary

22 January 2002

GlaxoSmithKline plc
Registered in England & Wales
No. 3888792
Registered office
Glaxo Wellcome House
Berkeley Avenue, Greenford
Middlesex. UB6 0NN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 22 January, 2002   By: VICTORIA LLEWELLYN
                                          Victoria Llewellyn
                                          Authorised Signatory for and on
                                          behalf of GlaxoSmithKline plc